Exhibit 6

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made as of April 19, 2023 (the “Effective Date”), by and among Barak Matalon, Elyahu Azur and Aharon Aran (each, a “Purchaser”) of the first part; and Pinhas Zahavi (the “Seller”) of the second part.

RECITALS

WHEREAS, the Seller is the record or beneficial holder of 3,281,557 Ordinary Shares, with no par value (the “Purchased Shares”), of NeoGames S.A., a company incorporated under the laws of the Grand Duchy of Luxembourg (the “Company”, respectively); and

WHEREAS, in light of regulatory restrictions the Seller desires to sell to the Purchasers, and the Purchasers wish to purchase from the Seller the Purchased Shares, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements contained in this Agreement, and intending to be legally bound by the terms and conditions of this Agreement, the parties hereby agree as follows:

1.	Sale and Purchase of Shares.

1.1
Subject to the terms and conditions of this Agreement, the Purchasers hereby, severally and not jointly, purchase the Purchased Shares, and the Seller hereby sells the Purchased Shares to the Purchasers, with each Purchaser purchasing the number of Purchased Shares set forth next to his name in Schedule I hereto.

1.2
Upon the execution of this Agreement, full title and ownership to the Purchased Shares, including all rights attached thereto, shall vest with the Purchasers, with each Purchaser receiving title and ownership to the number of Purchased Shares set forth next to his name in Schedule I hereto and becoming the sole record and beneficial owner of such Purchased Shares as of the date hereof. The Purchasers are, upon execution of this Agreement, receiving all rights and titles to the Purchased Shares, free and clear of any claims and restrictions, including all voting rights, rights to dividends (cash or stock) that may be declared or paid with respect to the Purchased Shares, the rights to transfer the Purchased Shares (subject to any restrictions set forth in the Company’s governing documents and any applicable law), and rights to receive proceeds upon liquidation.

2.	Closing

2.1
The purchase and sale of the Purchased Shares contemplated hereby (the “Closing”) shall take place concurrently with the execution of this Agreement remotely via the exchange of documents and signatures.

2.2
At the Closing, the parties shall provide instructions to American Stock Transfer & Trust Company (“AST”), to Mangold Fondkommission AB, and to their respective brokers, necessary to effectuate the transfer of the Purchased Shares as set forth herein. Simultaneously with the execution of this Agreement the Seller shall (a) with respect to 3,193,717 Purchased Shares registered with AST, execute and deliver to the Purchasers the instructions letter attached hereto as Schedule II, and (b) with respect to the remaining 87,840 Purchased Shares, provide his broker with the necessary instructions to transfer such Purchased Shares to a securities account identified by Barak Matalon.

3.	Payment and Purchase Price

3.1
Each Purchaser shall transfer, or cause to be transferred, his respective portion of the consideration (the “Purchase Price”) to the Seller, less any applicable withholding taxes and any reasonable and customary fees and expenses, by way of a bank transfer to the Seller’s bank account of same-day funds, in U.S. Dollars, pursuant to wiring instructions given in writing by the Seller to each Purchaser, or by such other form of payment as may be agreed to in writing by the Seller and each Purchaser (as to himself only).

3.2	The Purchase Price shall be calculated and paid as follows, upon the earlier to occur of any of the following events:

3.2.1
On the second anniversary of the Effective Date (the “Long Stop Date”) (or the next business day thereafter, if the Long Stop Date is not a business day), each Purchaser shall pay to the Seller an amount equal to (i) the volume-weighted average price per share of the Company’s ordinary shares on the NASDAQ Global Market (or any other market or exchange on which the ordinary shares may be listed or quoted for trading on the dates in question) during the ten (10) consecutive trading days immediately prior to the Long Stop Date, multiplied by (ii) the number of Purchased Shares purchased by such Purchaser hereunder.

3.2.2
If, prior to the Long Stop Date, all Purchasers sell all of their shares of the Company to a bona fide third-party buyer (a “Sale Transaction”), the price per share payable by the Purchasers for the Purchased Shares hereunder shall be equal to the price per share paid to the Purchasers by such third-party buyer in the Sale Transaction (the “Third Party PPS”). In such an event, the Purchasers shall, within ten (10) business days of the date of receipt of the Third Party PPS under the Sale Transaction, transfer to the Seller an amount equal to (i) the Third Party PPS multiplied by (ii) the number of Purchased Shares purchased by such Purchaser hereunder.

3.2.3
If, prior to the Long Stop Date and prior to an entry into any Sale Transaction, the volume-weighted average price per share of the Company’s ordinary shares on the NASDAQ Global Market (or any other market or exchange on which the ordinary shares may be listed or quoted for trading on the dates in question) during ten (10) consecutive trading days reaches or exceeds USD 26.00 per share, then, Purchasers shall commence the sales of the Purchased Shares in the market and continue such sales for as long as the USD 26.00 per share can be maintained. Within thirty (30) calendar days after each such sales, each Purchaser shall transfer to the Seller an amount equal to (i) the market prices in which the Purchased Shares were sold (which sales can be over several days, in several prices (but not below USD 26.00 per share), multiplied by (ii) the number of Purchased Shares purchased by each Purchaser hereunder.

Provided however, that in any event, if either Barak Matalon or Elyahu Azur sells more than 50% of the shares owned by each of them respectively prior to the transactions set forth herein (a “Triggering Sale”), all Purchasers shall sell any remaining Purchased Shares at the best price per share they can obtain in prevailing market conditions and, within ten (10) business days of such sales, transfer proceeds of such sales to the Seller, with the consideration for the Purchased Shares being calculated based on the weighted average of the price per share of both the Triggering Sale and such subsequent sales (taking into account the Triggering Sale and the sale of Purchased Shares).

4.	Taxes

4.1
Notwithstanding anything to the contrary in this Agreement, it is hereby agreed that in no event shall any Purchaser be required to pay the Seller a Purchase Price that exceeds the actual amount received in a future sale by any such Purchaser with respect to the Purchased Shares, after taking into account, if applicable, any fees that are reasonable and customary, taxes (including withholding taxes imposed on such Purchaser) and expenses incurred or borne by such Purchaser in such future deal. For the avoidance of doubt, each Purchaser hereby undertakes that he will file an application to the ITA for issuance of a withholding certificate and a capital gain report related to such future sale in which the "original price" as defined under Section 88 of the Israeli Income Tax Ordinance [New Version] of 1961, shall include the applicable portion of the Purchase Price paid by such Purchaser to the Seller and will transfer to the Seller any refund of withholding taxes imposed on the Purchaser with respect to sale of the Purchased Shares pursuant to this Agreement.

4.2
Each of the Seller and each Purchaser has reviewed with its own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement and shall bear any and all taxes imposed on such party under any applicable law with respect to the transactions contemplated by such party hereunder, if and as applicable. Seller shall be subject to any and all taxes (including withholding taxes imposed on Purchasers) related to the sale of the Purchased Shares pursuant to this Agreement. Without derogating from the foregoing, Seller hereby agrees to indemnify, and hold each Purchaser harmless against and in respect of any and all loss, liability, deficiency, damage, cost, expense, fines, interest, penalties or actions in respect thereof (including reasonable legal fees and expenses) as and when incurred, occasioned by (i) any tax liability including withholding tax liability of any Purchaser in connection with any payment pursuant to this Agreement not otherwise reduced by the amount required to be withheld under any applicable law or any other tax imposed on Purchasers in relation thereto, except for any tax liability imposed by the Purchasers' gross negligence, willful misconduct or bad faith, and (ii) Seller's pro-rata portion of any tax liability of, imposed on or owed by the Company or the Purchasers in connection with the a Sale Transaction allocable to the Purchased Shares and borne by the Purchasers', provided that indemnification under this clause (ii) shall (A) only apply to the extent Purchasers provide the same indemnification (or required to pay tax to the ITA) with respect to all their shares in the Company and (B) be capped to the Purchase Price.

4.3
Each Purchaser shall pay Seller its pro-rata share (as defined herein) in any Israeli tax cost actually imposed on or borne by Seller in connection with a future sale of the Purchased Shares that (i) is not actually imposed on or borne by the Purchasers with respect to their shares; or (ii) would not have been imposed on Seller absent the transactions set forth in this Agreement (disregarding changes in Seller's residency). The pro-rata share of each Purchaser under the foregoing paragraph will be calculated as follows:  in the numerator, the number of shares held by each such Purchaser immediately prior to the transactions set forth in this Agreement, divided by (in the denominator) the aggregate number of shares held by all Purchasers together with those held by the Seller immediately prior to the transactions set forth in this Agreement. Purchasers shall have review and participation rights similar to those in Section 4.4 with respect to tax filings made by Seller and meetings with the ITA to ensure that each Purchaser’s potential liability herein is minimized. The parties agree to fully cooperate on this issue in the same manner as set forth in Section 4.4.

4.4
The Seller and each Purchaser agree to cooperate in good faith and use reasonable efforts to minimize or eliminate any tax liabilities (including by way of withholding) in connection with this Agreement, all as allowed under applicable law. To the extent that the Sale Transaction referred to in Section 3.2.2 above was structured in a manner that will modify the tax implications on the parties hereto, the parties will coordinate in good faith to accommodate such structure and the taxes derived therefrom. The Purchasers agree to allow a representative from Alter Law Firm to participate in meetings with the ITA relating to the tax withholding and capital gains reporting of the Purchasers to ensure each Purchaser includes the applicable portion of the Purchase Price paid by such Purchaser to the Seller in the "original price" as defined under Section 88 of the Israeli Income Tax Ordinance [New Version] of 1961 in application to the ITA for issuance of a withholding certificate and such capital gain report. Each Purchaser will share with Alter Law Firm for review and comment his application to the ITA for issuance of a withholding certificate in connection with a future sale of the Purchased Shares and shall consider any such comments in good faith.

4.5	Seller Tax

4.5.1
If prior to the earlier of (i) the Long Stop Date, (ii) an entry into any Sale Transaction, or (iii) the event mentioned in Section 3.2.3 (or the paragraph following Section 3.2.3), the ITA demands from Seller to pay tax in connection with the sale of the Purchased Shares (the “ITA Demand Notification”), the Seller shall immediately notify each Purchaser in writing of such demand (the “Notice”).

4.5.2
Within 14 business days from the receipt of the Notice, each Purchaser severally and not jointly shall transfer to Seller for further remittance to the ITA, an amount equal to such Purchaser's Tax Participation Amount.

4.5.3	For purposes of this Section 4.5:

4.5.3.1
The term “Tax Participation Amount” of each Purchaser means (i) the Seller Tax, multiplied by (ii) a fraction, the numerator of which is (A) the number of shares held by each Purchaser immediately prior to the transactions set forth in this agreement and the denominator of which (B) equal to the aggregate number of shares held by all Purchasers and the Seller immediately prior to the transaction set forth in this agreement.

4.5.3.2
The term “Seller Tax” means Israeli capital gains tax, if any, in connection with the sale of the Purchased Shares pursuant to this Agreement, (A) demanded by the ITA, or, (B) to the extent Alter Law Firm determines should be lower, such amount so determined by such advisor, provided further that in no event shall Seller Tax exceed the amount demanded by the ITA.

4.5.3.3
Notwithstanding anything to the contrary, the amount of any Seller Tax paid by any Purchaser pursuant to this Section 4.5 on behalf of Seller, shall be deemed part of the Purchase Price to be paid to the Seller by each Purchaser and thus shall be deducted therefrom.

4.5.3.4
Seller shall promptly pay to each Purchaser such Purchaser's Tax Participation Amount if the Seller Tax is refunded to Seller by the ITA or credited to Seller by the ITA or it is ultimately determined that such Seller Tax is not otherwise due, payable or should be borne by Seller.

5.	Representations and Warranties of the Seller. The Seller hereby represents and warrants, to the Purchasers, as follows:

5.1
Ownership of Purchased Shares.  The Purchased Shares were, when issued, and remain, fully paid and duly authorized and validly issued. The Seller is the sole and exclusive beneficially or record owner of, and has good and marketable title to, the Purchased Shares, and the Purchased Shares are owned free and clear of any pledge, lien, security interest, mortgage, charge, adverse claim of ownership or use, equitable interest, or other encumbrance of any kind other than encumbrances under applicable securities laws or the Company’s incorporation documents.  Upon the due execution of this Agreement, each Purchaser will own the Purchased Shares set forth next such Purchaser’s name on Schedule I, free and clear of any pledge, lien, security interest, mortgage, charge, adverse claim of ownership or use, equitable interest, or other encumbrance of any kind other than those imposed by or through such Purchaser or the Company’s incorporation documents. All requisite waivers from any Company shareholders, eligible to purchase any of the Purchased Shares or sell any Company shares together with the Seller’s sale of the Purchased Shares pursuant to this Agreement or otherwise, have been waived or otherwise fully satisfied.

5.2
Authorization. The Seller has all necessary power and authority to execute and deliver this Agreement and to perform his obligations hereunder and to transfer the Purchased Shares under this Agreement.  All action on Seller’s part required for the lawful execution and delivery of this Agreement has been taken.  Upon the execution and delivery of this Agreement, the obligations of this Agreement will be valid and binding obligations of Seller, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

5.3
Conflicts.  The execution, delivery and performance of this Agreement by the Seller does not conflict with or result in the breach of any agreement, instrument, order, judgment, decree, law or governmental regulation to which the Seller or the Purchased Shares being sold by Seller pursuant to the terms hereof are subject.

5.4
Litigation. There is no litigation, claim, action, suit, arbitration, complaint, charge, investigation or proceeding pending or involving or, to the Seller’s knowledge, threatened against the Seller with respect to the Purchased Shares or that questions the validity of this Agreement or any action taken or to be taken by the Seller pursuant to this Agreement before or by any court or governmental or non-governmental department, commission, board, bureau, agency or instrumentality or any other person or entity.

5.5
Solvency. The Seller is not insolvent, and, to the Seller’s knowledge, there has been no request for, nor has there been issued, any bankruptcy decree against the Seller, whether temporary or permanent. The Seller will not be rendered insolvent as a result of the transactions contemplated hereby, and is currently paying his debts as they become due.

6.	Representations and Warranties of Each Purchaser. Each Purchaser, severally and not jointly, hereby represents and warrants with respect to himself only, to the Seller as follows:

6.1
Authorization.  The Purchaser has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. All action on the Purchaser’s part required for the lawful execution and delivery of this Agreement has been taken. Upon the execution and delivery of this Agreement, the obligations of this Agreement will be valid and binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.2
Conflicts.  The execution, delivery and performance of this Agreement by the Purchaser does not conflict with or result in the breach of any agreement, instrument, order, judgment, decree, law or governmental regulation to which the Purchaser is subject.

6.3
No Litigation. There is no litigation, claim, action, suit, arbitration, complaint, charge, investigation or proceeding pending or involving or, to the Purchaser’s knowledge, threatened against the Purchaser that questions the validity of this Agreement or any action taken or to be taken by the Purchaser pursuant to this Agreement before or by any court or governmental or non-governmental department, commission, board, bureau, agency or instrumentality or any other person or entity.

7.	Parties' Knowledge and Information.

7.1
Each of the parties (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, risks and suitability of the transaction contemplated herein, (ii) is able to bear the risk of an entire loss of its investment in the Purchased Shares, and (iii) is consummating this transaction with a full understanding of all of the terms, conditions and risks and willingly assumes those terms, conditions and risks. Each party has received and carefully reviewed the Company's Annual Report on Form 20-F for the fiscal year ended 2021, all subsequent public filings of the Company with the U.S. Securities and Exchange Commission, other publicly available information regarding the Company, and such other information that it and its advisers deem necessary to make its decision to enter into the transaction contemplated herein. Each party has evaluated the merits and risks of the transaction based exclusively on its own independent review and consultations with such investment, legal, tax, accounting and other advisers as it deemed necessary. Each party has made its own decision concerning the transaction without reliance on any representation or warranty of, or advice from, the other party.

7.2
Neither party nor any of its affiliates, principals, stockholders, partners, employees and agents (i) has been requested to or has provided the party with any information or advice with respect to the Purchased Shares nor is such information or advice necessary or desired, or (ii) has made or makes any representation as to the Company or the credit quality of the Purchased Shares.

7.3
The Seller acknowledges and understands that (i) some of the Purchasers and their affiliates may possess material nonpublic information regarding the Company not known to the Seller that may impact the value of the Purchased Shares, including, without limitation, (x) information received by such Purchasers in their capacities as directors, significant stockholders and/or affiliates of the Company, (y) information otherwise received from the Company on a confidential basis, and (z) information received on a privileged basis from the attorneys and financial advisers representing the Company and its Board of Directors (collectively, the "Information"), and that the Purchasers are  not disclosing the Information to the Seller. The Seller understands, based on its experience, the disadvantage to which the Seller is subject due to the disparity of information between the Seller and the Purchasers. Notwithstanding such disparity, the Seller has deemed it appropriate to enter into this Agreement and to consummate the transaction contemplated herein.

8.	Miscellaneous

8.1
Governing Law; Jurisdiction.  This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Israel. All disputes arising under or with respect to this Agreement shall be submitted to the exclusive jurisdiction of the appropriate courts in the Tel-Aviv District Court.

8.2
Specific Performance.  Each party hereto acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each party hereto shall be entitled (in addition to any other remedy to which such party may be entitled at law or in equity) to injunctive relief, including, without limitation, specific performance, to enforce such obligations, without the posting of any bond and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law. Notwithstanding anything else to the contrary under this Agreement, any relief provided to the Seller hereunder shall not, under any circumstances, include the return of the Purchased Shares to the Seller.

8.3
Voting Agreement. The Voting Agreement dated November 17, 2020, between the parties hereto, as amended from time to time shall be (a) terminated in relation to the Seller, and (b) continue in full force and effect between the Purchasers. The Seller hereby voluntarily and permanently forfeits any excess voting rights he has under the Voting Agreement and any amendments thereto, provided that any regular voting rights extended to any shareholder of the Company shall remain intact with respect to any Ordinary Shares the Seller continues to hold following the transactions set forth herein.

8.4
Further Assurances. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

8.5
Notices. All notices given pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then at 9:00 am on the recipient’s next business day, (iii) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, from one country to another country, or three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, within the same country, or (iv) five (5) business days after deposit with an internationally recognized express courier, freight prepaid, with written verification of receipt, from one country to another country, or one (1) business day after deposit with an internationally recognized express courier, freight prepaid, with written verification of receipt, within the same country.  All notices shall be sent to the respective parties at the addresses set forth in Schedule I (or at such other addresses as shall be specified by notice given in accordance with this Section 8.5).

8.6
Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

8.7
Amendment and Waivers. This Agreement may be amended only by a written agreement executed by each of the parties hereto. No amendment of or waiver of, or modification of any obligation under this Agreement will be enforceable unless set forth in a writing signed by the party against which enforcement is sought. Any amendment effected in accordance with this section will be binding upon all parties hereto and each of their respective successors and assigns. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance. No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.

8.8	Survival. All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Closing.

8.9
Expenses. Each of the parties hereto will pay all fees and expenses (including, without limitation, legal, accounting, brokerage, finders’ and investment banking fees and expenses) incurred by such party in connection with the transactions contemplated hereby.

[Signature page to follow]

WHEREAS, the parties have executed this Secondary Share Purchase Agreement as of the date first set forth above.

SELLER:

Pinhas Zahavi
Independently, and by Barak Matalon|
Acting as a Proxy and an Attorney
By an Irrevocable Proxy Power of Attorney dated March 3, 2023.

Barak Matalon
/s/ Barak Matalon

Pinhas Zahavi
/s/ Pinhas Zahavi

PURCHASERS:

Barak Matalon
/s/ Barak Matalon

Elyahu Azur
/s/ Elyahu Azur

Aharon Aran
/s/ Aharon Aran

[Signature Page to Share Purchase Agreement; April 19, 2023]

SCHEDULE I

Schedule of Purchasers

Party	Number of Purchased Shares	Number of Shares Owned After the Transaction	% of Shares Owned After the Transaction
Barak Matalon * * *	1,751,318	9,667,595	28.9%
Elyahu Azur * * *	1,093,028	6,033,712	18.0%
Aharon Aran * * *	437,211	2,413,483	7.2%
Pinhas Zahavi * * *	0	1,670,774	4.99%
Total:	3,281,557	19,785,564	59.09%

SCHEDULE II

Instructions Letter to AST